





THE CANADIAN BAR ASSOCIATION
British Columbia Branch

PAGE 1 of 7 PAGES

CONTRACT OF PURCHASE AND SALE

PREPARED BY: Lighthouse Realty Ltd. (BROKERAGE - PLEASE PRINT) DATE: March 12 2009

ADDRESS: #260, 2655 Clearbrook Road Abbotsford PC: V2T 2Y6 PHONE: 604-855-7393

PER: Chad Wozniak (LICENSEE - PLEASE PRINT) MLS® No.:

SELLER: 0716590 BC LTD	BUYER: Business World Developments Inc.
SELLER:	BUYER:
ADDRESS: 1963 Lougheed Highway	ADDRESS:
PC:	PC:
PHONE:	PHONE:
RESIDENT OF CANADA ☑ NON-RESIDENT OF CANADA ☐ as defined under the *Income Tax Act*.	OCCUPATION:

PROPERTY:

1963 Lougheed Highway
UNIT NO. ADDRESS OF PROPERTY

Coquitlam BC V3K 3T8 004-925-963
CITY/TOWN/MUNICIPALITY POSTAL CODE PID

PL 51328 LT 129 DL 62 & 63 LD 36
LEGAL DESCRIPTION

The Buyer agrees to purchase the Property from the Seller on the following terms and subject to the following conditions:

1. **PURCHASE PRICE:** The purchase price of the Property will be Three Million Four Hundred Thousand DOLLARS $3,400,000.00 (Purchase Price)

2. **DEPOSIT:** A deposit of $~~150,000.00~~ 200,000 which will form part of the Purchase Price, will be paid on the following terms:

to be paid within 24 hour of final subject removal This Deposit is to be placed in a Interest Bearing Trust account with interest payable to the Buyer.

All monies paid pursuant to this section (Deposit) will be delivered in trust to Lighthouse Realty Ltd. and held in trust in accordance with the provisions of the *Real Estate Services Act*. In the event the Buyer fails to pay the Deposit as required by this Contract, the Seller may, at the Seller's option, terminate this Contract. The party who receives the Deposit is authorized to pay all or any portion of the Deposit to the Buyer's or Seller's conveyancer (the "Conveyancer") without further written direction of the Buyer or Seller, provided that: (a) the Conveyancer is a Lawyer or Notary; (b) such money is to be held in trust by the Conveyancer as stakeholder pursuant to the provisions of the *Real Estate Services Act* pending the completion of the transaction and not on behalf of any of the principals to the transaction; and (c) if the sale does not complete, the money should be returned to such party as stakeholder or paid into Court.

INITIALS

1963 Lougheed Highway Coquitlam BC PAGE 2 of 7 PAGES
PROPERTY ADDRESS

3. **TERMS AND CONDITIONS:** The purchase and sale of the Property includes the following terms and is subject to the following conditions:

see addendum

Each condition, if so indicated, is for the sole benefit of the party indicated. Unless each condition is waived or declared fulfilled by written notice given by the benefiting party to the other party on or before the date specified for each condition, this Contract will be terminated thereupon and the Deposit returnable in accordance with the *Real Estate Services Act*.

4. **COMPLETION:** The sale will be completed on ~~September 1~~ November 2, yr. 2009 (Completion Date) at the appropriate Land Title Office.

5. **POSSESSION:** The Buyer ~~will~~ have vacant possession of the Property at 11 A.m. on ~~September 3~~ November 2, yr. 2009 (Possession Date) OR, subject to the following existing tenancies, if any: None. Vacant Possession on all buildings

6. **ADJUSTMENTS:** The Buyer will assume and pay all taxes, rates, local improvement assessments, fuel, utilities and other charges from, and including, the date set for adjustments, and all adjustments both incoming and outgoing of whatsoever nature will be made as of ~~September 3~~ November 2, yr. 2009 (Adjustment Date).

7. **INCLUDED ITEMS:** The Purchase Price includes any buildings, improvements, fixtures, appurtenances and attachments thereto, and all blinds, awnings, screen doors and windows, curtain rods, tracks and valances, fixed mirrors, fixed carpeting, electric, plumbing, heating and air conditioning fixtures and all appurtenances and attachments thereto as viewed by the Buyer at the date of inspection, INCLUDING:

BUT EXCLUDING: No Exclutions

8. **VIEWED:** The Property and all included items will be in substantially the same condition at the Possession Date as when viewed by the Buyer on Inspection Date Feb. 26, yr. 2009

9. **TITLE:** Free and clear of all encumbrances except subsisting conditions, provisos, restrictions, exceptions and reservations, including royalties, contained in the original grant or contained in any other grant or disposition from the Crown, registered or pending restrictive covenants and rights-of-way in favour of utilities and public authorities, existing tenancies set out in Clause 5, if any, and except as otherwise set out herein.

10. **TENDER:** Tender or payment of monies by the Buyer to the Seller will be by certified cheque, bank draft, cash or Lawyer's/Notary's or real estate brokerage's trust cheque.

11. **DOCUMENTS:** All documents required to give effect to this Contract will be delivered in registrable form where necessary and will be lodged for registration in the appropriate Land Title Office by 4 pm on the Completion Date.

INITIALS: VW TD

1963 Lougheed Highway   Coquitlam BC   PAGE 3 of __7__ PAGES
PROPERTY ADDRESS

12. **TIME:** Time will be of the essence hereof, and unless the balance of the cash payment is paid and such formal agreement to pay the balance as may be necessary is entered into on or before the Completion Date, the Seller may, at the Seller's option, terminate this Contract, and, in such event, the amount paid by the Buyer will be absolutely forfeited to the Seller in accordance with the *Real Estate Services Act*, on account of damages, without prejudice to the Seller's other remedies.

13. **BUYER FINANCING:** If the Buyer is relying upon a new mortgage to finance the Purchase Price, the Buyer, while still required to pay the Purchase Price on the Completion Date, may wait to pay the Purchase Price to the Seller until after the transfer and new mortgage documents have been lodged for registration in the appropriate Land Title Office, but only if, before such lodging, the Buyer has: (a) made available for tender to the Seller that portion of the Purchase Price not secured by the new mortgage, and (b) fulfilled all the new mortgagee's conditions for funding except lodging the mortgage for registration, and (c) made available to the Seller, a Lawyer's or Notary's undertaking to pay the Purchase Price upon the lodging of the transfer and new mortgage documents and the advance by the mortgagee of the mortgage proceeds pursuant to the Canadian Bar Association (BC Branch) (Real Property Section) standard undertakings (the "CBA Standard Undertakings").

14. **CLEARING TITLE:** If the Seller has existing financial charges to be cleared from title, the Seller, while still required to clear such charges, may wait to pay and discharge existing financial charges until immediately after receipt of the Purchase Price, but in this event, the Seller agrees that payment of the Purchase Price shall be made by the Buyer's Lawyer or Notary to the Seller's Lawyer or Notary, on the CBA Standard Undertakings to pay out and discharge the financial charges, and remit the balance, if any, to the Seller.

15. **COSTS:** The Buyer will bear all costs of the conveyance and, if applicable, any costs related to arranging a mortgage and the Seller will bear all costs of clearing title.

16. **RISK:** All buildings on the Property and all other items included in the purchase and sale will be, and remain, at the risk of the Seller until 12:01 am on the Completion Date. After that time, the Property and all included items will be at the risk of the Buyer.

17. **PLURAL:** In this Contract, any reference to a party includes that party's heirs, executors, administrators, successors and assigns; singular includes plural and masculine includes feminine.

18. **REPRESENTATIONS AND WARRANTIES:** There are no representations, warranties, guarantees, promises or agreements other than those set out in this Contract and the representations contained in the Property Disclosure Statement if incorporated into and forming part of this Contract, all of which will survive the completion of the sale.

19. **PERSONAL INFORMATION:** The Buyer and the Seller hereby consent to the collection, use and disclosure by the Brokerages and by the managing broker(s), associate broker(s) and representative(s) of those Brokerages (collectively the "Licensee(s)") described in Clause 20, the real estate boards of which those Brokerages and Licensees are members and, if the Property is listed on a Multiple Listing Service®, the real estate board that operates that Multiple Listing Service®, of personal information about the Buyer and the Seller:

    A. for all purposes consistent with the transaction contemplated herein;

    B. if the Property is listed on a Multiple Listing Service®, for the purpose of the compilation, retention and publication by the real estate board that operates the Multiple Listing Service® and other real estate boards of any statistics including historical Multiple Listing Service® data for use by persons authorized to use the Multiple Listing Service® of that real estate board and other real estate boards;

    C. for enforcing codes of professional conduct and ethics for members of real estate boards; and

    D. for the purposes (and to the recipients) described in the brochure published by the British Columbia Real Estate Association entitled *Working With a REALTOR®*.



INITIALS

1963 Lougheed Highway Coquitlam BC PAGE 4 of 7 PAGES
PROPERTY ADDRESS

20. **AGENCY DISCLOSURE:** The Seller and the Buyer acknowledge having received, read and understood the brochure published by the British Columbia Real Estate Association entitled *Working With a REALTOR®* and acknowledge and confirm as follows:

A. the Seller has an Agency relationship with
MacDonald Realty Ltd., Coquitlam BC and Wayne Tullis
BROKERAGE LICENSEE

B. the Buyer has an Agency relationship with
Lighthouse Realty Ltd., Abbotsford BC and Chad Wozniak
BROKERAGE LICENSEE

C. the Buyer and the Seller have consented to a limited dual agency relationship with
__________ and __________
BROKERAGE LICENSEE

____
LICENSEE

having signed a Limited Dual Agency Agreement dated __________

If only (A) has been completed, the Buyer is acknowledging no agency relationship. If only (B) has been completed, the Seller is acknowledging no agency relationship.

21. **ACCEPTANCE IRREVOCABLE (Buyer and Seller):** The Seller and the Buyer specifically confirm that this Contract of Purchase and Sale is executed under seal. It is agreed and understood that the Seller's acceptance is irrevocable, including without limitation, during the period prior to the date specified for the Buyer to either:

A. fulfill or waive the terms and conditions herein contained; and/or

B. exercise any option(s) herein contained.

22. **THIS IS A LEGAL DOCUMENT. READ THIS ENTIRE DOCUMENT AND INFORMATION PAGE BEFORE YOU SIGN.**

23. **OFFER:** This offer, or counter-offer, will be open for acceptance until 11 o'clock A m. on March ~~16~~ 17, yr. 2009 (unless withdrawn in writing with notification to the other party of such revocation prior to notification of its acceptance), and upon acceptance of the offer, or counter-offer, by accepting in writing and notifying the other party of such acceptance, there will be a binding Contract of Purchase and Sale on the terms and conditions set forth.

X [signature] [signature] SEAL Business World Developments Inc.
WITNESS BUYER PRINT NAME

X __________ __________ SEAL __________
WITNESS BUYER PRINT NAME

24. **ACCEPTANCE:** The Seller (a) hereby accepts the above offer and agrees to complete the sale upon the terms and conditions set out above, (b) agrees to pay a commission as per the Listing Contract, and (c) authorizes and instructs the Buyer and anyone acting on behalf of the Buyer or Seller to pay the commission out of the cash proceeds of sale and forward copies of the Seller's Statement of Adjustments to the Cooperating/Listing Brokerage, as requested, forthwith after completion.

Seller's acceptance is dated March 13, yr. 2009

X [signature] [signature] SEAL 0716590 BC LTD
WITNESS SELLER PRINT NAME

X __________ __________ SEAL __________
WITNESS SELLER PRINT NAME

BC2000 REV. SEPT/08
COPYRIGHT - BC REAL ESTATE ASSOCIATION AND CANADIAN BAR ASSOCIATION (BC BRANCH)
WEBForms™ Nov/2008







THE CANADIAN BAR ASSOCIATION
British Columbia Branch

PAGE 5 OF 7 PAGES

CONTRACT OF PURCHASE AND SALE ADDENDUM

MLS® NO.: DATE: March 12, 2009

RE: ADDRESS: 1963 Lougheed Highway Coquitlam BC V3K 3T8
LEGAL DESCRIPTION: PL 51328 LT 129 DL 62 & 63 LD 36
PID: 004-925-963

FURTHER TO THE CONTRACT OF PURCHASE AND SALE DATED March 12, 2009

MADE BETWEEN Business World Developments Inc. AS BUYER, AND

0716590 BC LTD AS SELLER AND COVERING

THE ABOVE-MENTIONED PROPERTY, THE UNDERSIGNED HEREBY AGREE AS FOLLOWS:

SUBJECT to the ~~Seller providing to the buyer~~ Buyer obtaining & being satisfied with legal review and proper documentation on the two encumberances and two liens on the property title on or before MARCH ~~18~~ 30, 2009 Seller to provide ... by march 20, 2009
This condition is for the sole benefit of the Buyer.

~~SUBJECT to the Seller providing to the Buyer copies of tenancy agreements between seller and tenants of Residential and Commercial buildings on the above mention properties on or before MARCH 18 2009~~
~~This condition is for the sole benefit of the Buyer~~

SUBJECT to the Buyer on or before MARCH ~~18~~ 30 2009 approving the Property Disclosure Statement and if approved, such statement will be incorporated into and form part of this contract. Seller will supply the statements to buyer by March 20, 2009
This condition is for the sole benefit of the Buyer.

SUBJECT to the Seller acquiring a written notice from the City of Coquitlam that the purchaser is able to operate their current business located at 101- 1515 Broadway Street, Port Coquitlam, BC on or before MARCH ~~24~~ 30 2009 under the current M-3 Zoning at 1963 Lougheed Highway, Coquitlam BC
This condition is for the sole benefit of the Buyer

– or a written notice from the City of Coquitlam

SUBJECT to the Seller providing to the Buyer an professional opinion/confirming with the City of Coquitlam that a sprinkler system is not required in the above mentioned Commercial building, on or before MARCH ~~24~~ 30 2009
This condition is for the sole benefit of the Buyer

SUBJECT to the Buyer obtaining and approval for fire/property insurance, satisfactory to the Buyer for the above mentioned property located at 1963 Lougheed Highway Coquitlam BC on or before MARCH 30 2009
This condition is for the sole benefit of the Buyer. SUBJECT to the Buyer securing financing, with the Seller on or before MARCH ~~24~~ 30 2009 with the following terms and rates: by way of a first Mortgage on standard Commercial Mortgage Terms

X WITNESS Tom DeKoven BUYER PRINT NAME

X WITNESS BUYER PRINT NAME

X WITNESS X SELLER PRINT NAME

X WITNESS SELLER PRINT NAME

COPYRIGHT - BCREA







THE CANADIAN BAR ASSOCIATION
British Columbia Branch

PAGE 6 OF 7 PAGES

CONTRACT OF PURCHASE AND SALE ADDENDUM

MLS® NO.: DATE: March 12, 2009

RE: ADDRESS: 1963 Lougheed Highway Coquitlam BC V3K 3T8

LEGAL DESCRIPTION: PL 51328 LT 129 DL 62 & 63 LD 36

PID: 004-925-963

FURTHER TO THE CONTRACT OF PURCHASE AND SALE DATED March 12, 2009

MADE BETWEEN Business World Developments Inc. AS BUYER, AND

0716590 BC LTD AS SELLER AND COVERING

THE ABOVE-MENTIONED PROPERTY, THE UNDERSIGNED HEREBY AGREE AS FOLLOWS:

TD

80 ~~75~~ ~~85~~ percent of the purchase price to be financed ~~X%~~ 80% TD
6.5 ~~6X~~ percent interest rate 6.5% TD
~~10~~7 year term 7 year
20 year amortization rate 20 year

This condition is for the sole benefit of the Buyer

~~SUBJECT to Seller providing assurances from RBC or Seller's legal representation on or before MARCH 31 2009 that current charges against title will not affect sale.~~
~~This condition is for the sole benefit of the Buyer~~ TD

SUBJECT to the Buyer on or before MARCH 30 2009 at the Buyer's expense, obtain and approving of an inspection report against any defects which reasonably may affect the property's use or value. The Seller will allow access to the property for this purpose on reasonable notice,
This condition is for the sole benefit of the Buyer.

-The Buyer is satisfied with the size, measurements and other information of the dwelling[s] and/or lands while thought accurate, is not guaranteed to be accurate, and if important to the Buyer, should not be relied upon without verification by the Buyer themselves prior to this contract becoming firm.

-The Buyer's agent advises Buyer to seek independent legal/professional advise.

-The Seller warrants that all buildings will be left in a clean condition and will remove any and all refuse prior to Possession date.

-The Buyer confirms the receipt of independent GST advice concerning the obligation to pay GST and will be responsible to pay any GST and apply for any GST rebate in connection with this transaction.

The Buyer shall provide title free & clear of any financial encumbrance as per Section 9 of the Contract of Purchase & Sale TD

X WITNESS	BUYER	PRINT NAME
X WITNESS	BUYER	PRINT NAME
X WITNESS	SELLER	PRINT NAME
X WITNESS	SELLER	PRINT NAME

  THE CANADIAN BAR ASSOCIATION  *British Columbia Branch*   PAGE 7 OF 7 PAGES

CONTRACT OF PURCHASE AND SALE ADDENDUM

MLS® NO.:   DATE: March 12, 2009

RE: ADDRESS: 1963 Lougheed Highway   Coquitlam BC   V3K 3T8

LEGAL DESCRIPTION: PL 51328 LT 129 DL 62 & 63 LD 36

PID: 004-925-963

FURTHER TO THE CONTRACT OF PURCHASE AND SALE DATED March 12, 2009

MADE BETWEEN Business World Developments Inc.   AS BUYER, AND

0716590 BC LTD   AS SELLER AND COVERING

THE ABOVE-MENTIONED PROPERTY, THE UNDERSIGNED HEREBY AGREE AS FOLLOWS:

[handwritten] all T.D NW   [handwritten] including residential houses NW T.D

Seller will give legal notice to the tenant to vacate the premises ~~within 24 hours of final subject removal~~. Premises will be left in clean and free of refuse on possession date.
~~This condition is for the sole benefit of the Buyer.~~

[handwritten] NW T.D

[handwritten] So as to give vacant possession of the Property on Possession Date.

[handwritten] This offer is subject to the Seller obtaining legal advise on this Contract of Purchase & Sale on or before March 30 09
This subject is for the sole benefit of the Seller.
T.D NW

[handwritten] ✓ ANY CLAIMS BY THE EXSISTING TENANTS THAT ARE CHARGED TO THE BUYER OR THE BUILDING BY WAY OF A LEIN WILL BE OFF SET AGAINST THE MORTGAGE ON THE BUILDING HELD BY THE SELLER.   T.D

X WITNESS	BUYER	•	PRINT NAME
X WITNESS	BUYER	•	PRINT NAME
X WITNESS	SELLER	•	PRINT NAME
X WITNESS	SELLER	•	PRINT NAME

BC2005 REV. APR/06   COPYRIGHT - BCREA